Mail Stop 4561

May 30, 2006

Daniel S. Kim, Esq.
Crystal River Capital, Inc.
c/o Hyperion Capital Management, Inc.
One Liberty Plaza
165 Broadway, 36th Floor
New York, New York 10006

>   **Re: Crystal River Capital, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed May 15, 2006**
>   **File No. 333-130256**

Dear Mr. Kim:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1. It appears from your response that you have identified Hyperion Brookfield as a "sponsor" for Guide 5 purposes. Please advise us whether Brookfield Asset Management is also a sponsor. In addition, please advise us of all programs sponsored by any sponsor and provide a brief description of the program. To the extent you have omitted information regarding a particular program, please advise us why.

2.   We note your response to comment 2 that Crystal River believes that the awards were issued by Crystal River to the ultimate recipients in a coincidental pass-

through grant entirely in compensatory circumstances consistent with the requirements of 701. Please provide us any documentation relating to the grant, including board minutes and/or resolutions and a form of the option and restricted stock award.

Cover Page

3.   Please include a cover page risk factor that discusses your lack of an operating history. In addition, please expand your first cover page risk factor to specifically reference conflicts relating to management fees. Refer to the fifth and sixth bullets on page 5.

Prospectus Summary, page 1

Our Company, page 1

4.   Please revise footnote 1 to the table on page 3 as the reference to "Mezzanine/ B Notes" no longer ties to the table.

Management Agreement, page 11

5.   We note your response to comment no. 16 and your disclosure on page 79 that there are no contractual limitations on your obligations to reimburse the Manager and that the Manager may incur such expenses without any additional approval of your board of directions. Please revise to include this information in your summary.

Risk Factors, page 19

Risks Related to Our Business and Investment Strategy, page 19

We will be required to comply with Section 404 of Sarbanes-Oxley…, page 31

6.   We note that you expect to incur significant expenses in 2007 in your efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002. Please expand your disclosure to quantify 'significant.'

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Valuations of MBS and ABS, pages 70 – 71

7.   Your disclosure on page F-20 suggests that you determined that certain securities were other than temporarily impaired due to a change in your intent to hold such securities until recovery. Since this determination involves considerable judgment please enhance your disclosure to provide a discussion of the factors and indicators considered by management in determining your intent to hold a security to allow sufficient time for anticipated recovery. Please provide this discussion as it relates to your policy in evaluating other than temporary impairments as well as the recorded impairment related to your decision to sell the nine Agency ARMS securities referred to on page F-20.

Hedging Instruments, page 76

8.   Please provide additional disclosure as to why you enter into credit default swaps. The relevant credit default risk may not be clear. In addition, it may not be clear whether you are buying or selling the credit default risk.

Contractual Obligations and Commitments, page 81

9.   We note your disclosure of the amount at risk associated with the securities which provide collateral for your repurchase agreement liabilities. Please also disclose the additional amount at risk associated with the requirement to maintain additional collateral where the market value of your pledged collateral declines. For instance, we note from your disclosure on page F-22, that you were required to provide additional collateral of $18.5 million at December 31, 2005.

Hyperion Capital's Historical Performance, page 110

10.   Please include an introduction that describes Hyperion Brookfield's investment management experience, including the public funds that it advises. Please advise us how you determined what types of investment performance for which to provide performance data. In addition, please advise us why you excluded any historical performance data for those investment classes that are currently held by Crystal River.

11.   Please revise the disclosure to clearly tie the investment classes for which performance data is provided to the investment classes described on page 94. For example, it is not clear which Crystal River investment classes fall into the category of "Enhanced MBS." In addition, please clarify whether any Crystal River results are included in the tables.

12.   We note your response to comment 20 that the data relates to only 9% of Hyperion Brookfield's AUM. However, we are unable to locate such disclosure in the prospectus. Please advise or revise.

Term Financing—CDOs, page 118

13.   Please disclose the sales price of the loans sold to the CDO vehicle.

Index to Consolidated Financial Statements, page F-1

14.   Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Josh Forgione at 202-551-3431 or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Michael L. Zuppone, Esq. *(via facsimile)*
        Paul, Hastings, Janofsky & Walker LLP